SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, January 21, 2013 - GOL LinhasAéreasInteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B+, Moody's: B3),the largest low-cost and low-fare airline in Latin America, announces the preliminary air traffic figures for the month of December 2012.

Operating Data	November 2012(*)	% Chg. (MoM)	December 2012(*)	December 2011(*)	% Chg. (YoY)
Total System
ASK (mm)	3,946.6	2.1%	4,029.7	4,939.1	-18.4%
RPK (mm)	2,726.8	4.8%	2,858.4	3,259.5	-12.3%
Load Factor	69.1%	+1.8 p.p	70.9%	66.0%	+4.9 p.p
Domestic Market
ASK (mm)	3,614.5	-0.1%	3,609.5	4,570.3	-21.0%
RPK (mm)	2,524.6	4.0%	2,625.4	3,049.2	-13.9%
Load Factor	69.8%	+2.9 p.p	72.7%	66.7%	+6.0 p.p
International Market
ASK (mm)	332.2	26.5%	420.2	368.8	13.9%
RPK (mm)	202.2	15.2%	233.0	210.3	10.8%
Load Factor	60.9%	-5.4 p.p	55.4%	57.0%	-1.6 p.p

                                                                      (*) December 2012 – preliminary figures; December 2011 – adjusted management figures; November 2012 – National Civil Aviation Industry (ANAC)

Domestic Market

During the month of December, GOL continued with its strategy of streamlining supply in the domestic market.  The closing of Webjet’s operations, at the end of November, contributed to a 21.0% decrease in supply on the domestic market. GOL is focused on accelerating the resumption of its positive operating margins and it has shown a 5.4% reduction in domestic supply, year over year, approximately 1 p.p. above the forecast announced for 2012. As such, the Company is reaffirming its commitment to the rational addition of supply to the domestic market.

The domestic market’s load factor was up 2.9 p.p. from December 2011, reaching 72.7% for the period.  Due to the reduced supply cited above, demand  for the period dropped 13.9% from the previous year.

International Market

The international supply  for the month of December increased 13.9% over the same period last year, mainly due to the approximately 50% increase in international charter operations seeking to meet the additional international demand for the high season and the new daily operations to Santo Domingo and Miami, which began in December 2012.

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Demand for the period increased 10.8% due to the increased supply described above. The international load decreased by 1.6 p.p. year over year.

Load Factor, Yield and Fuel Prices

GOL’s total load factor reached 70.9%, up 4.9 p.p. from the same month last year.

In the same period, consolidated net yield increased by close to 7%*, to between 23.0 and 23.5 centavos (R$). The consolidated net yield for 4Q12 increased by approximately 5%YoY, to between 21.9 and 22.4 centavos (R$).

PRASK once again showed double digit growth in the year over year comparison, up approximately 14% from December 2011*.This increase was due to steps taken to rationalize the domestic supply, which GOL began in March 2012. PRASK in 4Q12 was up approximately 11% over 4Q11.*

Fuel prices**  for the month increased approximately 25% year over year. Fuel prices in 4Q12 were up approximately 20% over 4Q11, to between R$2.39 and R$2.44.

(*) 2011 RPK adjusted in accordance with operating data recalculated based on the current ANAC Manual. (**) Fuel prices are calculated by dividing the total cost of fuel and lubricants by the estimated consumption for the period.

4Q12 Traffic Figures

Operating Data	4Q12(*)	4Q11(*)	% Chg. (YoY)
Total System
ASK (mm)	12,353.9	14,422.2	-14.3%
RPK (mm)	8,612.3	9,420.5	-8.6%
Load Factor	69.7%	65.3%	+4.4 p.p
Domestic Market
ASK (mm)	11,257.5	13,360.1	-15.7%
RPK (mm)	7,960.7	8,779.0	-9.3%
Load Factor	70.7%	65.7%	+5.0 p.p
International Market
ASK (mm)	1,096.4	1,062.1	3.2%
RPK (mm)	651.6	641.6	1.6%
Load Factor	59.4%	60.4%	-+1.0 p.p

    (*) December 2012 – preliminary figures; December 2011 – adjusted management figures; 4T11 – National Civil Aviation Industry (ANAC)

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2012 Traffic Figures

Operating Data	2012(*)	2011(*)	% Chg. (YoY)
Total System
ASK (mm)	51,821.8	54,769.7	-5.4%
RPK (mm)	36,385.3	37,796.8	-3.7%
Load Factor	70.2%	69.0%	+1.2 p.p
Domestic Market
ASK (mm)	47,569.5	50,294.2	-5.4%
RPK (mm)	33,655.9	34,995.6	-3.8%
Load Factor	70.8%	69.6%	+1.2 p.p
International Market
ASK (mm)	4,252.3	4,475.5	-5.0%
RPK (mm)	2,729.4	2,801.2	-2.6%
Load Factor	64.2%	62.6%	+1.6 p.p

    (*) December 2012 – preliminary figures; Webjet data pro forma for 2011; 2011 – National Civil Aviation Industry (ANAC) except December 2011 – management data.

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL LinhasAéreasInteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 900 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL LinhasAéreasInteligentes offers the best cost-benefit ratio in the market.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.